Post Office Box 2175

Upland, CA  91785-2175

Phone:  (909) 608-0216

Fax:   (909) 946-0674

VIA EDGAR & FACSIMILE

March 29, 2007

Jessica Barberich

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:        Healthcare Business Services Group, Inc. (the “Registrant”)

Annual Report on Form 10-K for the Year Ended 12/31/2005

File Number 000-50014

Dear Ms. Barberich:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your February 12, 2007 letter.  The numbers below correspond to the comment numbers set forth in your letter.

Comment # 1:

Response:

The Company will provide the acknowledgements as requested.

Comment # 2:

Response:

The Company has revised the financials and disclosures to record the beneficial conversion feature liability accordingly.

On the date of the note, the Company considered equal probability of the registration statement not being filed, of the registration statement being filed within 30 days but not being effective & of the registration statement being filed within 30 days and being effective within the specified time constraints. The Company recorded a beneficial conversion feature liability of $1,076,530 on the date of note. The Company recorded the warrant liability of $861,051 on the date of grant. The Company revalued the beneficial conversion liability and warrant liability on September 30, 2006 with 100% probability of the registration statement not being filed and recorded an increase in beneficial conversion liability of $223,470 and decrease in the warrant liability of $140,827.

Thank you.

/s/ Chandana Basu, CEO

Healthcare Business Services Groups, Inc.